EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT DSTRBRPT

Exhibit (c)(ii)

6 September 2024

To:	European Bank for Reconstruction and Development
Attention:	Aziz Jurayev

European Bank for Reconstruction and Development

TRY 1,000,000,000 Zero Coupon Notes due 22 June 2026 (the “Notes”)
(to be consolidated and form a single series with the Issuer’s TRY 1,000,000,000 Zero Coupon Notes due 22 June 2026 issued on 21 December 2023) issued pursuant to the European Bank for Reconstruction and Development EUR 60,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement relating to the Notes.

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the fees and expenses of the Agent and any paying agents;

(c)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R.§ 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement“) will not apply in relation to this issue of Notes.

Chairman of the Supervisory Board: Alexander R. Wynaendts.

Management Board: Christian Sewing (Chairman), James von Moltke, Fabrizio Campelli, Bernd Leukert, Alexander von zur Mühlen, Laura Padovani, Claudio de Sanctis, Rebecca Short,
Stefan Simon, Olivier Vigneron.

Deutsche Bank AG is authorised and regulated by the European Central Bank and the German Federal Financial Supervisory Authority (BaFin). Deutsche Bank AG is authorised by the Prudential Regulation Authority. It is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of Deutsche Bank AG’s authorisation and regulation by the Prudential Regulation Authority are available from Deutsche Bank AG on request.	Deutsche Bank AG is a joint stock corporation incorporated with limited liability in the Federal Republic of Germany, with its head office in Frankfurt am Main where it is registered in the Commercial Register of the District Court under number HRB 30 000. Deutsche Bank AG is authorised under German banking law. The London branch of Deutsche Bank is registered in the register of companies for England and Wales (registration number BR000005) with its UK establishment address at 21 Moorfields, London EC2Y 9DB. Deutsche Bank AG, London branch is a member firm of the London Stock Exchange.

The net proceeds of the issue are TRY 557,000,000 (which, for the avoidance of doubt, will be paid in USD, in the amount of USD 16,267,523.36), which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement relating to the Notes.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 91255.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "EU MiFID Product Governance Rules") regarding the mutual responsibilities of manufacturers under the EU MiFID Product Governance Rules:

(a)	we (the "EU MiFID Manufacturer") understand the responsibilities conferred upon us under the EU MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)	we note the application of the EU MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU MiFID Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)	we (the “UK MiFIR Manufacturer”) understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)	we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK MiFIR Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Contractual Recognition of Bail-In

Notwithstanding and to the exclusion of any other term of the Programme Agreement dated 3 July 2012 or any other agreements, arrangements, or understanding between Deutsche Bank AG, London Branch and the European Bank for Reconstruction and Development, the European Bank for Reconstruction and Development acknowledges and accepts that a BRRD Liability arising under the Programme Agreement dated 3 July 2012 may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a)	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of Deutsche Bank AG, London Branch to the European Bank for Reconstruction and Development under the Programme Agreement dated 3 July 2012, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii)	the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of Deutsche Bank AG, London Branch or another person, and the issue to or conferral on the European Bank for Reconstruction and Development of such shares, securities or obligations;

(iii)	the cancellation of the BRRD Liability;

(iv)	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b)	the variation of the terms of the Programme Agreement dated 3 July 2012, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

"Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

"BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

"EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499.

"BRRD Liability" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

"Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to Deutsche Bank AG, London Branch.

Please confirm your agreement to the terms of the issue by signing and sending us a copy of the Pricing Supplement relating to the Notes.

Deutsche Bank AG, London Branch

By:	/s/ Katrin Wehle	By:	/s/ Achim Linsenmaier

The Issuer hereby acknowledges and agrees to the paragraphs under the heading “Contractual Recognition of Bail-in” in this letter.

For:	EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Aziz Jurayev
Duly Authorised Officer